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                                                                EXHIBIT 99.6


                                     [LOGO]

                                                                January 26, 1998

To the Stockholders of Buttrey Food and Drug Stores Company:

     I am pleased to inform you that on January 19, 1998, Buttrey Food and Drug Stores Company (the "Company" or "Buttrey"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the acquisition of the Company by Locomotive Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Albertson's, Inc., a Delaware corporation ("Parent"). In accordance with the Merger Agreement, Purchaser today has commenced a cash tender offer (the "Offer") for all of the outstanding shares of common stock, par value $.01 per share (collectively, the "Shares"), of the Company at $15.50 per Share, net to the seller in cash. The Merger Agreement contemplates that the Offer will be followed by the merger of Purchaser with the Company (the "Merger"), upon which each Share of the Company's common stock not acquired by Purchaser in the Offer will be converted into the right to receive $15.50 per Share in cash, without interest.

     YOUR BOARD OF DIRECTORS (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND UNANIMOUSLY RECOMMENDS THAT BUTTREY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its decision, the Board gave careful consideration to a number of factors, including, among other matters, the opinion of Morgan Stanley & Co. Incorporated, Buttrey's financial advisor, dated as of January 19, 1998, that the cash consideration to be received by holders of Shares pursuant to the Merger Agreement is fair to such holders from a financial point of view.

     Accompanying this letter is a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 which was filed today by the Company with the Securities and Exchange Commission. It contains detailed information regarding the factors considered by the Board in its deliberations and certain other information regarding the Offer and the Merger. Also enclosed is Purchaser's
Schedule 14D-1 and related materials, including a Letter of Transmittal to be used by you for tendering your Shares. I urge you to read the enclosed documents carefully prior to making a decision with respect to tendering your Shares in the Offer.

                                          Sincerely,


                                          /s/ JOSEPH H. FERNANDEZ
                                          --------------------------------
                                          Joseph H. Fernandez
                                          Chairman of the Board, President
                                          and Chief Executive Officer